UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of November, 2005

                                   SPIRENT plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                  RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of listed company

SPIRENT PLC


2. Name of shareholder with a major interest

UBS AG


3. Please state whether notification indicates that regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER IN 2 ABOVE


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

UBS AG London Branch                                     29,030,031
UBS Global Asset Management Life Limited                  1,765,002
UBS Capital Markets LP                                        3,504
UBS Wealth Management USA                                   103,400
TOTAL                                                    30,901,937


5. Number of shares / amount of stock acquired

NOT KNOWN


6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN


7. Number of shares / amount of stock disposed

-


8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

-


9. Class of security

ORDINARY SHARES OF 3.3333 PENCE EACH


10. Date of transaction

NOT KNOWN


11. Date company informed

31 OCTOBER 2005


12. Total holding following this notification

30,901,937


13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.20%


14. Any additional information




15. Name of contact and telephone number for queries

LUKE THOMAS - 01293 767658


16. Name and signature of duly authorised company official of the listed company responsible for making this notification

LUKE THOMAS - DEPUTY COMPANY SECRETARY


Date of notification

01 NOVEMBER 2005






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date __01 November 2005                   By   ____/s/ Luke Thomas____

                                                    (Signature)*